EXHIBIT 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-10666 and 333-13746 on Form S-8 and Registration No. 333-210685 on Form F-10 and to the use of our report dated March 5, 2015 relating to the consolidated financial statements as at January 31, 2015 and for the year ended January 31, 2015 appearing in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
April 26, 2017